SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Centrus Energy Corp.
(Name of Issuer)

Class A Common Stock, par value $0.10 per share
(Title of Class of Securities)

15643U104
(CUSIP Number)

Neil S. Subin, 2336 SE Ocean Blvd., Suite 400, Stuart, Florida 34996 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	15643U104	13D

1	NAME OF REPORTING PERSON Neil S. Subin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		31,742
	8	SHARED VOTING POWER
		1,217,658(2)
	9	SOLE DISPOSITIVE POWER
		31,742
	10
		SHARED DISPOSITIVE POWER
		1,217,658(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,249,400(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%(3)
14	TYPE OF REPORTING PERSON IN

(1) Represents 31,742 restricted stock units held of record by Mr. Subin of which 25,008 have vested.

(2) Represents (i) 95,858 shares of Class A Common Stock owned of record by Lloyd I. Miller, III Trust A-4; (ii) 95,858 shares of Class A Common Stock owned of record by Marli B. Miller Trust A-4; (iii) 36,776 shares of Class A Common Stock owned of record by Catherine Miller Trust C; (iv) 96,973 shares of Class A Common Stock owned of record by the Susan Miller Spousal IRA; (v) 348,422 shares of Class A Common Stock owned of record by Milfam II L.P.; (vi) 113,771 shares of Class A Common Stock owned of record by Lloyd I. Miller, III Revocable Trust; (vii) 5,000 shares of Class A Common Stock owned of record by Catherine Miller Irrevocable Trust; and (viii) 425,000 shares of Class A Common Stock owned of record by Milfam Investments LLC. Mr. Subin is the President and Manager of MILFAM LLC, which serves as manager, general partner, or advisor of a number of the foregoing entities formerly managed or advised by the late Lloyd I. Miller, III, and he also serves as trustee of a number of a number of the foregoing trusts for the benefit of the family of the late Mr. Lloyd I. Miller, III, consequently, he may be deemed the beneficial owner of the shares specified in clauses (i) through (viii) of the preceding sentence. Mr. Subin disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(3) The percentage reported in this Amendment No. 2 to Schedule 13D is based upon 11,133,189 shares of Class A Common Stock outstanding according to the Prospectus Supplement filed by Centrus Energy Corp. on August 21, 2020 to Prospectus dated August 5, 2020 which is part of the Registration Statement on Form S-3 (Registration No. 333-239242) filed by Centrus Energy Corp. on June 17, 2020, as subsequently amended on July 31, 2020, which was declared effective by the Securities and Exchange Commission on August 5, 2020.

CUSIP No.	15643U104	13D

1	NAME OF REPORTING PERSON MILFAM LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		0
	8	SHARED VOTING POWER
		1,001,914(1)
	9	SOLE DISPOSITIVE POWER
		0
	10
		SHARED DISPOSITIVE POWER
		1,001,914(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,001,914(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%(2)
14	TYPE OF REPORTING PERSON OO

(1) Represents (i) 95,858 shares of Class A Common Stock owned of record by Lloyd I. Miller III Trust A-4; (ii) 95,858 shares of Class A Common Stock owned of record by Marli B. Miller Trust A-4; (iii) 36,776 shares of Class A Common Stock owned of record by Catherine Miller Trust C; (iv) 348,422 shares of Class A Common Stock owned of record by Milfam II L.P.; and (v) 425,000 shares of Class A Common Stock owned of record by Milfam Investments LLC. MILFAM LLC serves as manager, general partner, or advisor of the foregoing entities formerly managed or advised by the late Lloyd I. Miller, III, consequently, it may be deemed the beneficial owner of the shares specified in clauses (i) through (vi) of the preceding sentence. MILFAM LLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2) The percentage reported in this Amendment No. 2 to Schedule 13D is based upon 11,133,189 shares of Class A Common Stock outstanding according to the Prospectus Supplement filed by Centrus Energy Corp. on August 21, 2020 to Prospectus dated August 5, 2020 which is part of the Registration Statement on Form S-3 (Registration No. 333-239242) filed by Centrus Energy Corp. on June 17, 2020, as subsequently amended on July 31, 2020, which was declared effective by the Securities and Exchange Commission on August 5, 2020.

CUSIP No.	15643U104	13D

1	NAME OF REPORTING PERSON Lloyd I. Miller, III Trust A-4
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		0
	8	SHARED VOTING POWER
		95,858
	9	SOLE DISPOSITIVE POWER
		0
	10
		SHARED DISPOSITIVE POWER
		95,858

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,858
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%(1)
14	TYPE OF REPORTING PERSON OO

(1) The percentage reported in this Amendment No. 2 to Schedule 13D is based upon 11,133,189 shares of Class A Common Stock outstanding according to the Prospectus Supplement filed by Centrus Energy Corp. on August 21, 2020 to Prospectus dated August 5, 2020 which is part of the Registration Statement on Form S-3 (Registration No. 333-239242) filed by Centrus Energy Corp. on June 17, 2020, as subsequently amended on July 31, 2020, which was declared effective by the Securities and Exchange Commission on August 5, 2020.

CUSIP No.	15643U104	13D

1	NAME OF REPORTING PERSON Marli B. Miller Trust A-4
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		0
	8	SHARED VOTING POWER
		95,858
	9	SOLE DISPOSITIVE POWER
		0
	10
		SHARED DISPOSITIVE POWER
		95,858

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,858
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%(1)
14	TYPE OF REPORTING PERSON OO

(1) The percentage reported in this Amendment No. 2 to Schedule 13D is based upon 11,133,189 shares of Class A Common Stock outstanding according to the Prospectus Supplement filed by Centrus Energy Corp. on August 21, 2020 to Prospectus dated August 5, 2020 which is part of the Registration Statement on Form S-3 (Registration No. 333-239242) filed by Centrus Energy Corp. on June 17, 2020, as subsequently amended on July 31, 2020, which was declared effective by the Securities and Exchange Commission on August 5, 2020.

CUSIP No.	15643U104	13D

1	NAME OF REPORTING PERSON Catherine Miller Trust C
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		0
	8	SHARED VOTING POWER
		36,776
	9	SOLE DISPOSITIVE POWER
		0
	10
		SHARED DISPOSITIVE POWER
		36,776

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,776
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%(1)
14	TYPE OF REPORTING PERSON OO

(1) The percentage reported in this Amendment No. 2 to Schedule 13D is based upon 11,133,189 shares of Class A Common Stock outstanding according to the Prospectus Supplement filed by Centrus Energy Corp. on August 21, 2020 to Prospectus dated August 5, 2020 which is part of the Registration Statement on Form S-3 (Registration No. 333-239242) filed by Centrus Energy Corp. on June 17, 2020, as subsequently amended on July 31, 2020, which was declared effective by the Securities and Exchange Commission on August 5, 2020.

CUSIP No.	15643U104	13D

1	NAME OF REPORTING PERSON Susan Miller Spousal IRA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		0
	8	SHARED VOTING POWER
		96,973
	9	SOLE DISPOSITIVE POWER
		0
	10
		SHARED DISPOSITIVE POWER
		96,973

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,973
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%(1)
14	TYPE OF REPORTING PERSON OO

(1) The percentage reported in this Amendment No. 2 to Schedule 13D is based upon 11,133,189 shares of Class A Common Stock outstanding according to the Prospectus Supplement filed by Centrus Energy Corp. on August 21, 2020 to Prospectus dated August 5, 2020 which is part of the Registration Statement on Form S-3 (Registration No. 333-239242) filed by Centrus Energy Corp. on June 17, 2020, as subsequently amended on July 31, 2020, which was declared effective by the Securities and Exchange Commission on August 5, 2020.

CUSIP No.	15643U104	13D

1	NAME OF REPORTING PERSON Milfam II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		0
	8	SHARED VOTING POWER
		348,422
	9	SOLE DISPOSITIVE POWER
		0
	10
		SHARED DISPOSITIVE POWER
		348,422

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 348,422
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%(1)
14	TYPE OF REPORTING PERSON PN

(1) The percentage reported in this Amendment No. 2 to Schedule 13D is based upon 11,133,189 shares of Class A Common Stock outstanding according to the Prospectus Supplement filed by Centrus Energy Corp. on August 21, 2020 to Prospectus dated August 5, 2020 which is part of the Registration Statement on Form S-3 (Registration No. 333-239242) filed by Centrus Energy Corp. on June 17, 2020, as subsequently amended on July 31, 2020, which was declared effective by the Securities and Exchange Commission on August 5, 2020.

CUSIP No.	15643U104	13D

1	NAME OF REPORTING PERSON Catherine Miller Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		0
	8	SHARED VOTING POWER
		5,000
	9	SOLE DISPOSITIVE POWER
		0
	10
		SHARED DISPOSITIVE POWER
		5,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%(1)
14	TYPE OF REPORTING PERSON OO

(1) The percentage reported in this Amendment No. 2 to Schedule 13D is based upon 11,133,189 shares of Class A Common Stock outstanding according to the Prospectus Supplement filed by Centrus Energy Corp. on August 21, 2020 to Prospectus dated August 5, 2020 which is part of the Registration Statement on Form S-3 (Registration No. 333-239242) filed by Centrus Energy Corp. on June 17, 2020, as subsequently amended on July 31, 2020, which was declared effective by the Securities and Exchange Commission on August 5, 2020.

CUSIP No.	15643U104	13D

1	NAME OF REPORTING PERSON Lloyd I. Miller, III Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		0
	8	SHARED VOTING POWER
		113,771
	9	SOLE DISPOSITIVE POWER
		0
	10
		SHARED DISPOSITIVE POWER
		113,771

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 113,771
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%(1)
14	TYPE OF REPORTING PERSON OO

(1) The percentage reported in this Amendment No. 2 to Schedule 13D is based upon 11,133,189 shares of Class A Common Stock outstanding according to the Prospectus Supplement filed by Centrus Energy Corp. on August 21, 2020 to Prospectus dated August 5, 2020 which is part of the Registration Statement on Form S-3 (Registration No. 333-239242) filed by Centrus Energy Corp. on June 17, 2020, as subsequently amended on July 31, 2020, which was declared effective by the Securities and Exchange Commission on August 5, 2020.

CUSIP No.	15643U104	13D

1	NAME OF REPORTING PERSON Milfam Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		0
	8	SHARED VOTING POWER
		425,000
	9	SOLE DISPOSITIVE POWER
		0
	10
		SHARED DISPOSITIVE POWER
		425,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%(1)
14	TYPE OF REPORTING PERSON OO

(1) The percentage reported in this Amendment No. 2 to Schedule 13D is based upon 11,133,189 shares of Class A Common Stock outstanding according to the Prospectus Supplement filed by Centrus Energy Corp. on August 21, 2020 to Prospectus dated August 5, 2020 which is part of the Registration Statement on Form S-3 (Registration No. 333-239242) filed by Centrus Energy Corp. on June 17, 2020, as subsequently amended on July 31, 2020, which was declared effective by the Securities and Exchange Commission on August 5, 2020.

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (this “Amendment”) is being filed with the Securities and Exchange Commission (the “Commission”) on behalf of (i) Mr. Neil S. Subin (“Mr. Subin”), (ii) MILFAM LLC, (iii) Lloyd I. Miller, III Trust A-4 (“LIM III Trust A-4”), (iv) Marli B. Miller Trust A-4 (“MBM Trust A-4”), (v) Catherine Miller Trust C (“Trust C”), (vi) the Susan Miller Spousal IRA (the “Spousal IRA”), (vii) Milfam II, L.P. (“Milfam II”), (viii) Catherine Miller Irrevocable Trust (the “Catherine GST”), (ix) Lloyd I. Miller, III Revocable Trust (“LIM Revocable Trust”), and (x) Milfam Investments LLC (“MINVEST”, and such persons, trusts and entities named in items (i) through (x), collectively, the “Reporting Persons”) relating to shares of Class A Common Stock, par value $0.10 per share (“Class A Common Stock”) of Centrus Energy Corp., a Delaware corporation. This Amendment modifies the original Schedule 13D filed by Mr. Subin on January 23, 2018, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons (excluding MINVEST) on June 19, 2020 (the “Original 13D”).

This Amendment is being filed to report that MINVEST, an investment fund managed by MILFAM LLC purchased 425,000 shares of Class A Common Stock in a registered public offering on August 21, 2020.

Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Original 13D. Except as expressly amended and supplemented by this Amendment, the Original 13D is not amended or supplemented in any respect, and the disclosures set forth in the Original 13D, other than as amended herein are incorporated by reference herein.

As the Reporting Persons vote in concert, the Reporting Persons form a group under Rule 13d-5(b) promulgated under the Securities Exchange Act of 1934, as amended (the “Group”). The Group is deemed to have beneficial ownership of all equity securities beneficially owned by the Reporting Persons. Accordingly, the Group is deemed to have beneficial ownership of 1,249,400 shares of Class A Common Stock. The Reporting Persons disclaim beneficial ownership of any shares other than to the extent he, she or it may have a pecuniary interest therein.

Mr. Subin succeeded to the position of President and Manager of MILFAM LLC, which serves as manager, general partner, or advisor of a number of entities formerly managed or advised by the late Lloyd I. Miller, III., and also serves as trustee of a number of Miller family trusts (such entities and trusts, including, but not limited to the other Reporting Persons, collectively, the “Miller Entities”). Certain of the Miller Entities hold approximately 96.4% of the outstanding shares of common stock of Alimco Financial Corporation (“Alimco”) which is the sole equity holder of Alimco Re Ltd. (“Alimco Re”). The Reporting Persons, the other Miller Entities, Alimco and Alimco Re may be deemed to constitute a group for purposes of Section 13(d) of the Exchange Act. The Reporting Persons, the other Miller Entities, Alimco and Alimco Re respectively disclaim (i) the existence of, and membership in, a “group” within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) thereunder, and (ii) beneficial ownership of the securities reported by the other reporting persons. The shares of Class A Common Stock reported by the Reporting Persons in in this filing do not include shares of Class A Common Stock reported separately by Alimco and Alimco Re.

Item 2.	Identity and Background

Item 2(a), (b), (c) and (f) are hereby amended and modified to include the following (which shall be in addition to the information previously included in the Original 13D):

(x) MINVEST, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. The principal business of MINVEST is as an investment fund. MINVEST is a limited liability company formed under the laws of Delaware. MILFAM LLC is the manager of MINVEST.

Item 2(d) is hereby amended and restated, in its entirety, as follows:

(d)

No Reporting Person has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). To the knowledge of the Reporting Persons, no person specified by Instruction C has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e) is hereby amended and restated, in its entirety, as follows:

(e)

No Reporting Person, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of the Reporting Persons, no persons specified by Instruction C, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated, in its entirety, as follows:

Mr. Subin is the President and Manager of MILFAM LLC, which serves as manager, general partner, or advisor of a number of entities formerly managed or advised by the late Lloyd I. Miller, III (“Mr. Miller”). Mr. Subin also serves as trustee of a number of trusts for the benefit of the family of Mr. Miller (the “Miller Family”). The Reporting Persons disclaim beneficial ownership of any shares other than to the extent he, she or it may have a pecuniary interest therein.

Mr. Subin is on the Board of Directors of the Company.

Mr. Miller was the managing member and manager of MILFAM LLC. MILFAM LLC is (i) an advisor to various entities, including Trust C, LIM III Trust A-4, and MBM Trust A-4 and (ii) the general partner of Milfam II. All of the shares of Class A Common Stock purchased by LIM III Trust A-4 were purchased with funds generated and held by LIM III Trust A-4. The aggregate purchase price for the shares of Class A Common Stock purchased by LIM III Trust A-4 was approximately $621,867.00. All of the shares of Class A Common Stock purchased by MBM Trust A-4 were purchased with funds generated and held by MBM Trust A-4. The aggregate purchase price for the shares of Class A Common Stock purchased by MBM Trust A-4 was approximately $621,867.00. All of the shares of Class A Common Stock purchased by Trust C were purchased with funds generated and held by Trust C. The aggregate purchase price for the shares of Class A Common Stock purchased by Trust C was approximately $456,149.00. All of the shares of Class A Common Stock that Mr. Miller was deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the shares of Class A Common Stock purchased by Milfam II was approximately $3,423,210.00.

Mr. Miller was the trustee for a certain generation skipping trust, the Catherine GST. All of the shares of Class A Common Stock that Mr. Miller was deemed to beneficially own as the trustee for Catherine GST were purchased with funds generated and held by the Catherine GST. The aggregate purchase price for the shares of Class A Common Stock that Mr. Miller was deemed to beneficially own as trustee of the Catherine GST was approximately $21,099.00.

Mr. Miller was the settlor of an individual retirement trust account (the “SEP IRA”). All of the shares of Class A Common Stock held by the SEP IRA were purchased with personal funds generated and contributed to the SEP IRA by Mr. Miller. The purchase price for the shares of Class A Common Stock held by the SEP IRA was approximately $1,209,859.00. the shares of Class A Common Stock held by the SEP IRA were transferred to the Spousal IRA on May 16, 2019.

All of the shares of Class A Common Stock purchased by LIM Revocable Trust were purchased with funds generated and held by the LIM Revocable Trust. The aggregate purchase price for the shares of Class A Common Stock purchased by the LIM Revocable Trust was approximately $430,054.00.

All of the shares of Class A Common Stock owned by Mr. Subin individually were received as restricted stock units for service to the Issuer as a director.

All of the shares of Class A Common Stock purchased by MINVEST were purchased with a combination of funds generated and held by MINVEST and funds contributed to MINVEST by its members. The aggregate purchase price for the shares of Class A Common Stock purchased by MINVEST was approximately $4,250,000.

The aggregate purchase prices set forth in this Item 3 include brokerage commissions and reflect certain cost basis adjustments.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Original 13D):

The shares of Class A Common Stock held by the SEP IRA were transferred to the Spousal IRA on May 16, 2019 due to the death of Mr. Miller.

The shares of Class A Common Stock owned by Mr. Subin individually were received as restricted stock units for service to the Issuer as a director.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated, in its entirety, as follows:

(a) and (b)

 The percentage reported in this Amendment No. 2 to Schedule 13D is based upon 11,133,189 shares of Class A Common Stock outstanding (“Class A Common Stock Outstanding”) according to the Prospectus Supplement filed by Centrus Energy Corp. on August 21, 2020 to Prospectus dated August 5, 2020 which is part of the Registration Statement on Form S-3 (Registration No. 333-239242) filed by Centrus Energy Corp. on June 17, 2020, as subsequently amended on July 31, 2020, which was declared effective by the Securities and Exchange Commission on August 5, 2020.

As the Reporting Persons vote in concert, the Reporting Persons form a group under Rule 13d-5(b) promulgated under the Securities Exchange Act of 1934, as amended. The Group is deemed to have beneficial ownership of all equity securities beneficially owned by the Reporting Persons. Accordingly, the Group is deemed to have beneficial ownership of 1,249,400 shares of Class A Common Stock. The Reporting Persons disclaim beneficial ownership of any shares other than to the extent he, she or it may have a pecuniary interest therein.

The aggregate number and percentage of shares of Class A Common Stock over which each Reporting Person may have dispositive power are as follows:

(i)	Mr. Subin is the record holder of 31,742 restricted stock unit shares of Class A Common Stock, Mr. Subin is the President and Manager of MILFAM LLC, which serves as manager, general partner, or advisor of a number of the foregoing entities formerly managed or advised by the late Mr. Miller, and Mr. Subin also serves as trustee of a number of the foregoing trusts for the benefit of the family of the late Mr. Miller, consequently, he may be deemed to share dispositive power over 1,217,658 shares of Class A Common Stock held by the entities and trusts specified in paragraphs (ii) through (x) below, together with the 31,742 shares of Class A Common Stock held of record by Mr. Subin, constituting 11.2% of the shares of Class A Common Stock Outstanding. Mr. Subin disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(ii)	MILFAM LLC, serves as manager, general partner, or advisor of a number of the entities formerly managed or advised by the late Lloyd I. Miller, III, consequently, it may be deemed to share dispositive power over 1,001,914 shares of Class A Common Stock held by the entities and trusts specified in paragraphs (iii), (iv), (v), (vii), (ix) and (x) below, constituting 9.0% of the shares of the Class A Common Stock Outstanding. MILFAM LLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(iii)	LIM III Trust A-4, as the owner of 95,858 shares of Class A Common Stock, may be deemed to share dispositive power over 95,858 shares of Class A Common Stock with MILFAM LLC and Mr. Subin, constituting 0.9% of the Class A Common Stock Outstanding. LIM III Trust A-4 disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(iv)	MBM Trust A-4, as the owner of 95,858 shares of Class A Common Stock, may be deemed to share dispositive power over 95,858 shares of Class A Common Stock with MILFAM LLC and Mr. Subin, constituting 0.9% of the Class A Common Stock Outstanding. MBM Trust A-4 disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(v)	Trust C, as the owner of 36,776 shares of Class A Common Stock, may be deemed to share dispositive power over 36,776 shares of Class A Common Stock with MILFAM LLC and Mr. Subin, constituting 0.3% of the Class A Common Stock Outstanding. Trust C disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(vi)	Spousal IRA, as the owner of 96,973 shares of Class A Common Stock, may be deemed to share dispositive power over 96,973 shares of Class A Common Stock with Mr. Subin, constituting 0.9% of the Class A Common Stock Outstanding. Spousal IRA disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(vii)	Milfam II, as the owner of 348,422 shares of Class A Common Stock, may be deemed to share dispositive power over 348,422 shares of Class A Common Stock with MILFAM LLC and Mr. Subin, constituting 3.1% of the Class A Common Stock Outstanding. Milfam II disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(viii)	Catherine GST, as the owner of 5,000 shares of Class A Common Stock, may be deemed to share dispositive power over 5,000 shares of Class A Common Stock with Mr. Subin, constituting 0.0% of the Class A Common Stock Outstanding. Catherine GST disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(ix)	LIM Revocable Trust, as the owner of 113,771 shares of Class A Common Stock, may be deemed to share dispositive power over 113,771 shares of Class A Common Stock with Mr. Subin, constituting 1.0% of the Class A Common Stock Outstanding. LIM Revocable Trust disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(x)	MINVEST, as the owner of 425,000 shares of Class A Common Stock, may be deemed to share dispositive power over 425,000 shares of Class A Common Stock with MILFAM LLC and Mr. Subin, constituting 3.8% of the Class A Common Stock Outstanding. MINVEST disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(c) On August 21, 2020 MINVEST purchased 425,000 shares of Class A Common Stock in a registered public offering by the Issuer for $10.00 per share through Roth Capital Partners as Sole Book-Running Manager.

(d) Persons other than Mr. Subin have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e) Not Applicable.

Item 7.	Materials to be Filed as Exhibits:

Item 7 is hereby amended and restated, in its entirety as follows:

99.1	Joint Filing Agreement, dated August 21, 2020

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2020

/s/ Neil S. Subin
Neil S. Subin

MILFAM LLC

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

Lloyd I. Miller, III Trust A-4

By:	MILFAM LLC
Its:	Advisor

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

Marli B. miller Trust A-4

By:	MILFAM LLC
Its:	Advisor

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

Catherine miller trust c

By:	MILFAM LLC
Its:	Advisor

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

Susan Miller Spousal IRA

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Agent

MILFAM II L.P.

By:	MILFAM LLC
Its:	General Partner

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

CATHERINE MILLER IRREVOCABLE TRUST

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Trustee

LLOYD I. MILLER, III REVOCABLE TRUST

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Trustee

MILFAM INvestments LLC

By:	MILFAM LLC
Its:	Manager

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager